UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Signet Jewelers Limited

(Exact name of the registrant as specified in its charter)

Bermuda	1-32349	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Clarendon House, 2 Church Street, Hamilton HM11, Bermuda

(Address of principal executive offices) (Zip code)

David Bouffard, Signet Vice President, Corporate Affairs +1 (330)-668-5369

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Introduction:

Signet Jewelers Limited (“Signet” or the “Company”) is the largest specialty jewelry retailer in the United States (“US”) and the United Kingdom (“UK”). Signet completed its acquisition of Zale Corporation effective on May 29, 2014, making Signet the largest specialty jewelry retailer in Canada and Puerto Rico as well as the US and UK.

With its acquisition of Zale Corporation, Signet now includes three Divisions: its original Sterling Jewelry Division in the US, its Signet UK Jewelry Division, and its new Zale Jewelry Division in the US, Canada and Puerto Rico.

In accordance with Section 13(p) of the Securities and Exchange Act of 1934 (“Exchange Act”) and Rule 13p-1 thereunder, Signet has filed this Specialized Disclosure Form (“Form SD”) and the Conflict Minerals Report, attached hereto as Exhibit 1.01, and posted with this Form SD and the attached Conflict Minerals Report (“CMR”) to the Company’s public website at http://www.signetjewelers.com/.

Prior to its acquisition by Signet, Zale Corporation was a public company obligated to comply with (among other provisions of the federal securities laws), the reporting requirements of the Exchange Act and rules of the Securities and Exchange Commission (“SEC”) thereunder, including but not limited to Rule 13p-1 and Form SD. Zale Corporation filed its own Form SD for calendar year 2013, on June 2, 2014. Based on Signet’s extensive due diligence prior to closing the Zale acquisition on May 29, 2014 (“Zale Acquisition Effective Date”), and its subsequent oversight of the Zale Jewelry Division’s operations for the remainder of calendar year 2014, Signet has had no reason to doubt the effectiveness of Zale Corporation’s conflict minerals supply chain compliance framework.

In fact, because more than half of Zale’s relevant suppliers are common to Signet, the Company independently has formed a reasonable belief as to the reliability of information supplied by our mutual supplier base with respect to products manufactured in calendar year 2014 by or on behalf of Zale Corporation and, as of the Zale Acquisition Effective Date, by the Zale Jewelry Division of Signet.

Given the foregoing, and in the interests of assuring business continuity during the critical second half of calendar year 2014 covering the year-end holidays, Signet made the business judgment that, solely for purposes of Signet’s calendar 2014 reporting in accordance with Exchange Act Section 13(p) and Rule 13p-1 thereunder, Zale Corporation’s pre-acquisition conflict minerals supply chain compliance system would remain in place for the Zale Jewelry Division of Signet, and therefore would provide a reasonable basis for the Company’s conflict minerals disclosure decision making with respect to products containing conflict minerals that were manufactured (directly or indirectly through third parties) in calendar year 2014 by the Zale Jewelry Division and/or its predecessor, Zale Corporation (together, “Zale Products”).

Therefore, Signet is providing separate disclosure for Zale Products in Section 1 of this Form SD. Beginning with calendar year 2015, Signet will incorporate the Zale Jewelry Division supply chain fully into Signet’s Responsible Sourcing Protocols (“SRSPs”) program. For more information on our SRSPs program, please see Section 1 of this Form SD, below, and the accompanying Conflict Minerals Report.

Signet has adopted a Conflict Minerals Policy (“Policy”) to support our Company’s goal of ensuring that none of the “conflict minerals” designated under Section 13(p) of the Exchange Act – which are gold, tin, tantalum and tungsten (“3TGs”) – that are necessary to the functionality or production of any of the products that Signet manufactures or contracts with other entities to manufacture (“necessary conflict minerals”), specifically jewelry, gift products and associated products, contribute to armed conflict anywhere in the world, but most particularly in the Democratic Republic of Congo (“DRC”) and the adjoining countries of the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (together, “Covered Countries”).

As part of this Policy, Signet has established and implemented the SRSPs for all suppliers of necessary conflict minerals included in our Products (“Signet Products”) which term, for purposes of this Form SD and the accompanying Conflict Minerals Report for calendar year 2014, is defined to exclude Zale Products (as the latter term is defined above). These responsible sourcing protocols, along with other due diligence measures described in the Conflict Minerals Report attached hereto as Exhibit 1.01, are designed to conform to the internationally-recognized framework set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (together, “OECD Due Diligence Guidance”), and reflected in other industry due diligence frameworks that are commonly considered to be compliant with OECD Due Diligence Guidance.

Signet’s Conflict Minerals Policy and the SRSPs can be found on the Company’s website at www.signetjewelers.com/corporate-responsibility/responsible-sourcing

As a result of the development and implementation of the SRSPs and other due diligence measures described in the accompanying Conflict Minerals Report, Signet hereby declares that Signet Products, or products containing necessary conflict minerals (or 3TGs) used by Signet’s Sterling and Signet UK Jewelry

Divisions in the manufacture (directly or indirectly, pursuant to contract with third parties for such manufacture) of such Signet Products, are “DRC conflict-free” as that term is defined in Item 1.01(d)(4) of Form SD. Please see the accompanying Conflict Minerals Report for more information on the factual basis for this conclusion.

Based on the Company’s good-faith reasonable country of origin inquiry with respect to products manufactured by or on behalf of the Zale Jewelry Division of Signet, and that Division’s predecessor, Zale Corporation, during calendar year 2014, Signet has determined that it has no reason to believe that any necessary conflict minerals contained in such Zale Products may have originated in the DRC or an adjoining country, or did not come from recycled or scrap sources.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Signet Products

In accordance with the requirements of Rule 13p-1 and Form SD, Signet has determined in good faith, with respect to all Signet Products manufactured in calendar year 2014 either directly, or indirectly (via contract) through third parties, by its Sterling and Signet UK Jewelry Divisions that, during calendar-year 2014:

a) Signet has manufactured and contracted with other entities for the manufacture of Signet Products to which certain “Conflict Minerals” (now defined as gold, columbite-tantalite (coltan), cassiterite, wolframite or their derivatives, which means in addition to gold, tantalum, tin and tungsten) are necessary to the functionality or production of such Products (“necessary Conflict Minerals”).

b) Signet conducted a good-faith reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the Company’s necessary Conflict Minerals originated in the Covered Countries and/or came from recycled or scrap sources. Based on this RCOI, which included the use of SRSPs surveys as described more fully in the accompanying Conflict Minerals Report, Signet knows or has reason to believe that a portion of the necessary Conflict Minerals included in Signet Products originated or may have originated in the DRC or an adjoining country. With respect to all other necessary conflict minerals contained in Signet Products, based on its RCOI, Signet has determined that it has no reason to believe that any such minerals may have originated in the DRC or an adjoining country, or did not come from recycled or scrap sources.

c) As explained further below, Signet sent separate Zale Questionnaires to all suppliers of Zale Products during calendar year 2014, including these suppliers who also were suppliers of Signet Products during calendar year 2014. A description of our RCOI for Zale Products manufactured by or on behalf of Zale in calendar year 2014, along with the results of that process, is reported in more detail below.

d) Signet exercised due diligence on the source and chain of custody of its necessary Conflict Minerals, as described more fully in the attached Conflict Minerals Report. Based on this due diligence, and as further described in this Conflict Minerals Report, Signet has reasonably determined that all Signet Products containing necessary Conflict Minerals - which does not include those products manufactured, or contracted with other entities for manufacture, by Signet’s Zale Jewelry Division or its predecessor, Zale Corporation, as reported further below - are “DRC conflict free” within the meaning of Rule 13p-1 and Item 1.01(d)(4) of Form SD. Further details on the basis for this determination are contained in the Company’s Conflict Minerals Report (Exhibit 1.01). As previously noted, both this Form SD and the attached Conflict Minerals Report have been filed with the SEC and are posted on Signet’s website at www.signetjewelers.com/corporate-responsibility/responsible-sourcing.

Zale Products

With respect to the Company’s Zale Jewelry Division, Signet has conducted a good faith RCOI using the former Zale Corporation’s conflict minerals compliance framework for products supplied to Zale Corporation and Zale Jewelry Division (“Zale Products”) whose manufacture was completed in calendar year 2014, for the reasons outlined above in the Introduction to this Form SD. In accordance with Zale Corporation’s prior policy except as indicated below, the business of each of the Zale Jewelry Division of Signet, and Zale Corporation, generally has not involved “manufacturing” or “contracting to manufacture” a product within the meaning of Exchange Act Section 13(p), and Rule 13p-1 and Form SD thereunder, including but not limited to the reporting period beginning January 1, 2014 up to and including December 31, 2014. For purposes of the following discussion, which explains the limited exceptions, we will use the term “Zale” interchangeably to refer to Zale Corporation and Signet’s Zale Jewelry Division.

Manufacture - A small part of the Zale business in 2014 involved assembly of a metal shank with a diamond or gemstone to craft a complete piece of jewelry. Zale conducted this assembly business through an assembly unit subsidiary, referred to within Zale as ZAP; and, b) through its special events business.

Contract to Manufacture – On a very limited basis, Zale designated the use of a given component (e.g., an earring post) from a particular supplier for inclusion in a Zale Product in 2014.

For calendar year 2013, Zale undertook RCOI methodology for Zale suppliers as disclosed in Zale Corporation’s Form SD filed June 2, 2014. Specifically, for purposes of Zale Products containing necessary conflict minerals that were manufactured or contracted for manufacture by Zale in 2013, Zale Corporation circulated a Zale Dodd-Frank Vendor Compliance Policy and a Zale Dodd-Frank Vendor Compliance Questionnaire (“Zale Questionnaire”) to the vendors that sold component parts to ZAP and to the Zale special events business during 2013. The Zale Questionnaire contained detailed questions as to where the surveyed vendors obtained Conflict Minerals deemed necessary to the functionality or production of Zale Products, and received complete responses from each of those vendors.

For calendar year 2014, the Company circulated the same Zale Questionnaire to these same vendors. The Company received complete responses from all current vendors of Signet’s Zale Jewelry Division contacted in 2013.

Even though Zale Corporation and Zale Jewelry Division shared a relatively high percentage of more than half of Signet suppliers of necessary conflict minerals who were deemed to have complied with Signet’s SRSPs during calendar 2014, to avoid any confusion among common suppliers between Zale Products and Signet Products, Signet decided to send the Zale Questionnaire to all leading Zale suppliers, representing over 95% of the value of Zale’s product receipts for calendar year 2014. The Company received complete responses from these suppliers, as well.

Signet has used the Zale Corporation’s RCOI mechanism for Zale Products (as the term is defined above) on a one-time basis for calendar year 2014 only, and as such is relying on Zale suppliers’ representations for products whose manufacture was completed by or on behalf of Zale Corporation during the period running from January 1, 2014 through May 29, 2014 (the Zale Acquisition Effective Date) as well as for those products manufactured by or on behalf of the Zale Jewelry Division of Signet for the remainder of the calendar-year reporting ending December 31, 2014. For calendar year 2015, Signet will incorporate the Zale Jewelry Division supply chain into Signet’s Responsible Sourcing Protocols (“SRSPs”) program.

We believe such reliance is reasonable under all of the relevant facts and circumstances, which include (but are not necessarily limited to) the following: Zale’s existing conflict-free sourcing framework included a policy still in effect as of December 31, 2014, the end of the reporting period; the communication of this policy was conducted by Signet in an effective manner for the full calendar year of 2014 to cover pre- and post-acquisition purchases from all Zale suppliers of necessary conflict minerals, to show no disruption in communication due to the acquisition; and to make all reasonable endeavors to ensure that Zale product suppliers responded fully to the Zale Questionnaire.

Based on the foregoing measures along with our independent judgment with respect to the reliability of responses the Company received from Zale suppliers, undertaken as part of our RCOI relating to Zale Products, Signet has no reason to believe that Zale Products containing necessary Conflict Minerals whose manufacture was completed in calendar year 2014 by or on behalf of Zale Jewelry Division and its predecessor, Zale Corporation, originated in the DRC or an adjoining country, or did not come from recycled or scrap sources.

Accordingly, based on its good-faith RCOI relating to Zale Products manufactured by or on behalf of Zale in calendar year 2014, Signet has concluded that it is not required to provide disclosure in the attached CMR with respect to Zale Products containing necessary conflict minerals that were manufactured, or contracted with third parties to be manufactured, in calendar year 2014 by either the Company’s Zale Jewelry Division or its predecessor, Zale Corporation.

As previously noted, Signet has concluded on the basis of its RCOI covering Signet Products, that it is required to provide the diligence-related disclosure set forth in the attached CMR with respect to such Signet Products.

Item 1.02

Signet has hereby filed, as Exhibit 1.01 to this Form SD, the Conflict Minerals Report for its Signet Products, or products containing necessary conflict minerals that were manufactured, or contracted with third parties to be manufactured, in calendar year 2014 by the Company’s Sterling and Signet UK Jewelry Divisions, as required by Items 1.01 and 1.02 of this Form SD. As discussed above under Item 1.01, Signet has determined that no disclosure is required in its Conflict Minerals Report for Zale Products, or products containing necessary conflict minerals that were manufactured, or contracted with third parties to be manufactured, in calendar year 2014 by the Company’s Zale Jewelry Division or its predecessor, Zale Corporation.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Signet Jewelers Limited’s Conflict Minerals Report for its Sterling and Signet UK Jewelry Divisions only, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Signet Jewelers Limited

By (Signature and Title):	/s/ Mark Jenkins	Date: May 28, 2015
Mark Jenkins
Chief Governance Officer & Corporate Secretary

*	Print name and title of the registrant’s signing executive officer under his/her signature